TechLite, Inc.
                        6106 East 32nd Place, Suite 101
                              Tulsa, Oklahoma 74135
                             Telephone 918-664-1441
                                Fax 918-664-0191
                            e-mail: info@techlite.com



                                January 7, 2003



Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Mail  Stop  3-4
450  Fifth  Street,  N.W.
Washington,  DC   20549-0304

ATTENTION  ABBY  L.  ADAMS

                       Re:  TechLite, Inc. Registration Statement  on Form  S-3
                             Filed  March  19,  2001
                             File  No.  333-57254

Dear  Ms.  Adams:

With  regard  to TechLite, Inc.'s Form S-3 previously filed and described above,
the  registrant  applies  to   the  Commission  to  withdraw  such  registration
statement.

The grounds for this application are the registrant's receipt of the comment of the staff that Form S-3 is not available to a registrant whose equity securities trade on the OTC Bulletin Board. Further, sufficient time has elapsed for the shareholder whose securities are the subject of the registration statement to now sell such securities pursuant to the provisions of the Commission's Rule 144.

No  securities  were  sold  in  connection  with  the  offering.

                                        TechLite,  Inc.


                                        /s/  J.D.  Arvidson
                                   By:  -------------------------------------
                                        J.  D.  Arvidson,  C.E.O.